

April 8, 2015

<u>Via Email</u>
Jeffrey S. Sherman
Senior Vice President and General Counsel
1 Becton Drive
Franklin Lakes, New Jersey 07417

> **Re:** **Becton, Dickinson and Company**
> **Registration Statement filed on Form S-4**
> **File No. 333-203013**
> **Filed: March 26, 2015**

Dear Mr. Sherman:

We have reviewed the non-financial statement disclosure the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may raise additional comments.

<u>Cover Page of Prospectus</u>

1. We note the legend states "[t]he information in this prospectus is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively "commence" the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Q: What are the consequences of not participating in the exchange offers and consent solicitations at all?, page 2

2. We noticed the disclosure that "if the proposed amendments to the CareFusion Indentures have been adopted, the amendments will apply to all CareFusion Notes that are not acquired in the exchange offers, even though the holders of those CareFusion Notes did not consent to the proposed amendments" and that "[t]hereafter, all such CareFusion Notes will be governed by the relevant CareFusion Indenture as amended by the proposed amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities…" The consent solicitation regarding the proposed amendments to the indentures, and the amendments themselves, if adopted, appear to constitute the offer and issuance of a new security, respectively. The solicitation that seeks to modify the indentures and corresponding potential subsequent issuance of securities without the cited protections, however, have not been transactions registered under the Securities Act of 1933. Please provide us with a legal analysis as to whether or not the consent solicitation and proposed changes if implemented constitute the offer and sale of a new security.

Conditions to the Exchange Offers…, page 54

3. We note the disclosure appearing in the last sentence that any determination made regarding the events, circumstances and developments relating to the offer conditions "shall be conclusive and binding." Please revise to state that security holders may challenge the registrant's determinations in a court of competent jurisdiction.

Validity of Notes, page 105

4. The disclosure indicates that you "will issue an opinion [ ] in connection with the exchange offers." Please advise us, with a view toward revised disclosure, whether or not this disclosure is accurate given the opinion, which has been executed and dated March 26, 2015, now attached as Exhibit 5.2 to the registration statement.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event acceleration of the effective date of the pending registration statement is requested, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact me at (202) 551-3266 with any questions.

Regards,

/s/ Nicholas P. Panos

Nicholas P. Panos

cc: Paul T. Schnell, Esq.
Laura Kaufmann Belkhayat
Skadden, Arps, Slate, Meagher & Flom LLP